Exhibit 10.1

BJ’s Restaurants, Inc. Summary of Compensation for Non-Employee Directors

(As of March 1, 2009)

Each non-employee director receives a quarterly retainer of $7,500 and reimbursement for travel expenses. In addition, the chairmen of each of the Governance and Nominating Committee, the Compensation Committee, and the Audit Committee will receive an additional quarterly retainer of $1,250. Effective in 2008, the Lead Independent Director will be entitled to receive an additional fee of $7,500 per year, payable quarterly.

In addition, non-employee directors will be entitled to annual equity grants having a value of $40,000 (determined, in the case of options, under the Black Scholes model). Newly appointed non-employee Directors will continue to receive initial options to acquire 25,000 shares of common stock at a price equal to the fair market value as of the date of the grant.